                                                Filed pursuant to Rule 424(B)(3)
                                                       Registration No. 333-7593

                    Merrill Lynch Investment Partners Inc.

                            [PICTURE APPEARS HERE]

                                ML Principal
                                Protection L.P.

                        Monthly Statement October 1997
                        ==============================

                            [LOGO OF MERRILL LYNCH]

                         ML Principal Protection L.P.


Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") decreased during October. Please see the accompanying summary financial information for the NAV of your series of Units.

A plunge in the Hong Kong stock market, touched off by an attack on the local currency, shook financial markets around the world on October 23. The week of unprecedented volatility in the global equity markets carried through to other markets as well. For the month, losses in agriculture, stock index, energy and metals markets offset profitable trading in currencies and interest rates.

Following the U.S. equity market's plummet, the U.S. dollar dropped sharply during the last week of October, and while the dollar is often viewed as a haven for investors during times of turmoil, investors turned to several European currencies. On October 27, the dollar fell to a three-month low versus the British pound after Britain reiterated that it would not join Europe's planned common currency in 1999. The dollar also fell to five-month lows versus the Swiss franc, as the U.S. Federal Reserve's chairman, Alan Greenspan, left traders confident that the Fed would not raise interest rates soon. The downward price trend throughout October for the Canadian dollar was made worse by the drop in the U.S. dollar at month-end. Currency trading for the Fund recorded gains overall for the month.

Metals trading resulted in losses for the month, despite gains in base metals. Precious metals prices were volatile in October. Gold fell throughout most of the month, dropped sharply to its lowest price in over twelve years on October 25 and immediately rebounded on uncertainty over the Asian financial crisis and fears that tensions between the U.S. and Iraq would escalate. Silver prices moved similarly to those of gold. In base metals, copper prices moved with little direction before retreating amid perceptions that increased production and slack demand would lead to a glut.

In October, the U.S. bond market was supported by a flight to safety from plunging stocks around the world, as well as Greenspan's previously referenced comments. Similarly, Japanese 10-year bonds also moved higher throughout the month. French bond prices drifted lower for most of October, before a sharp rally on October 28, and then immediately returned to lower levels. Trading in U.S. Treasury bonds and Japanese 10-year bonds resulted in profits, which offset losses in French bonds.

                        ------------------------------

In September 1997, ARA Portfolio Management Company, L.L.C. returned to trading its Gamma Program on behalf of the Fund.

                          -------------------------

Effective November 1, 1997, Merrill Lynch Investment Partners Inc., the general partner of the Fund, has selected Dominion Capital Management, Inc. ("Dominion"), Grinham Managed Futures Pty Ltd. ("Grinham") and Millennium Global Investments Ltd. ("Millennium") as additional non-core trading advisors for the Fund. As of November 1, 1997, Dominion, Grinham and Millennium were allocated approximately 4%, 4% and 5%, respectively, of the Fund's trading assets.

Dominion will be paid an annual Consulting Fee of 1% and an annual Profit Share of 20% of New Trading Profits. As of August 31, 1997, Dominion's best monthly rate of return was 10.11%, its worst monthly rate of return was (11.65)% and it was managing approximately $25 million of customer funds ("notional" funds excluded).

Grinham will be paid an annual Consulting Fee of 1% and an annual Profit Share of 20% of New Trading Profits. As of August 31, 1997, Grinham's best monthly rate of return was 17.55%, its worst monthly rate of return was (9.66%) and it was managing approximately $32.4 million of customer funds ("notional" funds excluded).

Millennium will be paid an annual monthly Consulting Fee of 1% and an annual Profit Share of 20% of New Trading Profits. As of August 31, 1997, Millennium's best monthly rate of return was 11.7%, its worst monthly rate of return was (5.8%) and it was managing approximately $230 million of customer funds ("notional" funds excluded).

As of November 1, 1997, the Fund's assets were allocated as follows:

Trading Advisor                                  % Allocation
---------------                                  ------------
John W. Henry & Company, Inc.                         7.44
Chesapeake Capital Corporation                        7.13
AIS Futures Management LLC                            5.58
Trendstat Capital Management, Inc.                    5.48
ARA Portfolio Management Company, L.L.C.              5.42
Millburn Ridgefield Corporation                       4.58
Graham Capital Management, L.P.                       3.72*
Quantitative Financial Strategies, Inc.               3.66
Millennium Global Investments Ltd.                    3.25
Range Wise, Inc.                                      3.18
Hill Financial Group, Ltd.                            3.16
Allied Irish Capital Management Ltd.                  2.80
Dominion Capital Management, Inc.                     2.64
Grinham Managed Futures Pty Ltd.                      2.60
Fundamental Futures, Inc.                             1.62
Telesis Management, Inc.                              1.61
Northfield Trading L.P.                               1.29
Cash                                                 34.84**
                                                    ------
                                                    100.00

*Graham Capital Management, L.P. is currently managing the Fund's assets allocated to it as if Graham were managing 50% more equity than the capital allocation indicated above.
**Reflects blended allocations of the different series.

                               1997 Year-to-Date
                         Gross Total Trading Results*
                              Through October 31

Agriculture                                                         $   130,415
Currencies                                                            2,013,887
Energy                                                               (1,494,574)
Financial Instruments                                                 1,638,362
Metals                                                                   67,830
Stock Indices                                                           627,558
                                                                    -----------
Total                                                               $ 2,983,478

*Before deduction of any fees and charges

While extreme market volatility presents profit opportunities, of more importance during these periods is the management of risk. We were heartened to see that the Fund's diversified portfolio of advisors managed risk well and preserved capital for more favorable market opportunities.

                                       Sincerely,
                                       John R. Frawley, Jr.
                                       President & Chief Executive Officer
                                       Merrill Lynch Investment Partners Inc.
                                       (General Partner)


FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

                         ML Principal Protection L.P.
                               October 31, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (829,832.50 Units) at September 30, 1997           $ 88,378,647
Net Income/(Loss) for October 1997                                     (311,471)
Redemptions of 11,550.00 Units                                       (1,214,209)
Distribution - Series A Units                                          (566,174)
Distribution - Series E Units                                          (396,074)
Addition of 138,469.06 Units                                         13,846,906
                                                                   ------------
Net Asset Value (956,751.56 Units) at October 31, 1997             $ 99,737,625
                                                                   ============
Net Asset Value at October 31, 1997
      Series A Units                                               $     110.69*
                                                                   ============
      Series B Units                                               $     111.10*
                                                                   ============
      Series C Units                                               $     105.26*
                                                                   ============
      Series D Units                                               $     107.00*
                                                                   ============
      Series E Units                                               $     106.46*
                                                                   ============
      Series F Units                                               $     106.12*
                                                                   ============
      Series G Units                                               $     103.67*
                                                                   ============
      Series H Units                                               $     103.76*
                                                                   ============
      Series K Units                                               $     101.23
                                                                   ============
      Series L Units                                               $      98.50
                                                                   ============
      Series M Units                                               $     100.40
                                                                   ============

* The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.

                          Statement of Income/(Loss)

                                                                      October
                                                                      -------
Revenues:
  Realized Profit/(Loss)                                           $ (1,405,223)
  Change in Unrealized Profit/(Loss)                                  1,067,072
                                                                   ------------
Total Trading Results                                                  (338,151)
  Interest Income                                                       449,275
                                                                   ------------
Total Revenues                                                          111,124

Expenses:
  Brokerage Commissions                                                 425,222
  Administrative Fees                                                    12,149
  Allocation of New Profit Share                                        (14,440)
  Organizational Expenses                                                 6,642
                                                                   ------------
Total Expenses                                                          429,573
                                                                   ------------
Net Income/(Loss) Before Minority Interest                             (318,449)
                                                                   ------------
  Minority Interest                                                       6,978
                                                                   ------------
Net Income/(Loss)                                                  $   (311,471)
                                                                   ============

To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                                      /s/ Michael A. Karmelin
                                          Michael A. Karmelin
                                          Chief Financial Officer
                                          Merrill Lynch Investment Partners Inc.


Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0995